UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

CORNER GROWTH ACQUISITION CORP.
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	001-39814	98-1563902
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification Number)

418 Broadway, #6183

Albany, NY 12207

(Address of principal executive offices)

(347) 268-7868

(Issuer’s Telephone Number)

CORNER GROWTH ACQUISITION CORP.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

December 2, 2024

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF CORNER GROWTH ACQUISITION CORP.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

SCHEDULE 14F-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Corner Growth Acquisition Corp.

INTRODUCTION

This Information Statement is being mailed on or about December 2, 2024 to the holders of record at the close of business on November 22, 2024 (the “Record Date”) of the Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Corner Growth Acquisition Corp., a Cayman Islands exempted company (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of shareholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the transmission to our shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH AN ANTICIPATED CHANGE IN MAJORITY CONTROL OF THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE OF CONTROL

On August 15, 2024, the Company, CGA Sponsor, LLC, the Company’s former sponsor (“Sponsor”), Ringwood Field, LLC (the “Purchaser”) and Alexandre Balkanski, John Mulkey and Jason Park, each a former director of the Company, entered into a purchase agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, among other things: (a) the Sponsor transferred to the Purchaser an aggregate of 5,895,000 Ordinary Shares (the “Founder Shares”); (b) the Purchaser executed a joinder agreement to become a party to that certain letter agreement, dated December 16, 2020, and that certain Registration Rights Agreement, dated December 16, 2020, each originally entered into in connection with the Company’s initial public offering (“IPO”), among the Company, the Sponsor and certain equityholders of the Company; (c) the Sponsor and holders of the Class B Shares gave to Purchaser the irrevocable right to vote the shares retained by them on their behalf and to take certain other actions on their behalf; (d) the Sponsor agreed to cancel an aggregate of 7,600,000 private placement warrants purchased by the Sponsor at the time of the IPO; and (e) certain creditors agreed to cancel or reduce certain amounts owed by the Company to them and to assign the liability for any remaining amounts owed to them by the Company to the Sponsor. In addition, the Company, the Sponsor, the Purchaser and Cantor Fitzgerald & Co., as underwriter of the IPO (“Cantor”), entered into an agreement whereby Cantor agreed to accept a certain number of Ordinary Shares upon consummation of any business combination in lieu of the cash deferred commissions owed to it from the IPO. The transactions contemplated by the Purchase Agreement are hereinafter referred to as the “Transactions.” Following the Transactions, the Purchaser beneficially owned, in aggregate, approximately 97.1% of the Company’s issued and outstanding Ordinary Shares.

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DIRECTORS AND EXECUTIVE OFFICERS

Change in Majority of Board of Directors

On August 15, 2024, in connection with the execution of the Purchase Agreement, effective immediately, the following officers and directors of the Company submitted the resignation of their respective offices: John Cadeddu as Co-Chairman of the Board; Marvin Tien as Co-Chairman of the Board, Chief Executive Officer and Chief Financial Officer; Jane Mathieu as President; David Kutcher as Chief Investment Officer; Kevin Tanaka as Director of Corporate Development; and each of Alexandre Balkanski, John Mulkey and Jason Park as directors of the Company. There were no disagreements between the Company and any officer or director on any matter related to the Company’s operations, policies or practices. Mr. Tien remained a director of the Company following the foregoing resignations. Mr. Tien will resign as a director of the Company ten days after the mailing of this Information Statement to all holders of record of the Ordinary Shares.

Marvin Tien, 49 years old, had served as the Company’s Co-Chairman, Chief Executive Officer and member of the board of directors since October 2020 and the Company’s Chief Financial Officer since 2024. He is currently a General Partner and Managing Director of Corner Ventures and a Principal and Founder of Corner Capital Group and Corner Capital Management. He also served as Co-Chairman, Chief Executive Officer and a director of Corner Growth Acquisition Corp. 2. Corner Ventures was established in 2018 with a focus on leading growth financing rounds of emerging global technology companies. In 2010, Mr. Tien also co-managed Green Lake Capital, an investment subsidiary for a Taiwanese public company, which invested in emerging infrastructure technologies and became one of the largest owners and operators of commercial and industrial solar power generation assets. Later, in 2013, Mr. Tien co-founded Ahana Capital, which was subsequently sold to ATNI International (NASDAQ: ATNI) in 2014, and Mr. Tien co-led their efforts to expand the infrastructure investments to greater Asia. Prior to Green Lake Capital, Mr. Tien focused on family investments for Corner Capital Group, which made direct investments in private companies focused on cross border opportunities between the United States and Asia. Mr. Tien serves on the board of directors of Corner Growth Acquisition Corp. 2, Travelier Ltd., Brainvivo Ltd., Cymbio Ltd., Ludeo, Healthy.io Ltd., Sightful Ltd., and Cymbio Digital Ltd. Mr. Tien is a graduate of Cornell University and received his MBA from the Wharton School at the University of Pennsylvania.

Directors and Executive Officers After Consummation of the Transactions

On August 15, 2024, in connection with the execution of the Purchase Agreement and resignation of the above-referenced officers and directors, Hao Tian was appointed as Chief Executive Officer, Chief Financial Officer and a director of the Company. Mr. Tian will resign from all positions with the Company and has appointed Xixuan Hei to replace him, each effective ten days after the mailing of this Information Statement.

Name	Age	Position(s) with the Company
Xixuan Hei	31	Chief Executive Officer and Chief Financial Officer

Xixuan Hei, 31years old, has a strong background in finance, digital innovation, and legal-tech solutions. Ms. Hei is the founder of Herr Gallery, a WebVR NFT platform that drives innovation in virtual spaces and digital art, which she founded in August 2021. Ms. Hei is a CFA Level III candidate and holds a Master of Science in Finance from Johns Hopkins University, a Master of Science in Business Intelligence & Analytics from Stevens Institute of Technology, and a Bachelor of Economics in International Economy & Trade from North China University of Technology.

The business address of the directors and officers of the Company after consummation of the Transactions is 418 Broadway, #6183, Albany, New York 12207.

Family Relationships and Other Arrangements

There are no family relationships among our directors and executive officers. Each of the foregoing individuals was appointed to their positions in connection with the execution of the Purchase Agreement and consummation of the Transactions.

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CORPORATE GOVERNANCE

Board of Directors Independence

The Company is not an issuer whose securities are listed on a national securities exchange or an inter-dealer quotation system that has requirements that a majority of the Board be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. The Board has determined that none of its members are currently “independent” as defined in Section 4200(a)(15) of NASDAQ Stock Market Rules.

Meetings

During 2023, the Board held one meeting at which all directors were present and acted by unanimous written consent on three occasions.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a nominating committee and a compensation committee. However, because our securities have been delisted from Nasdaq, such committees are currently not comprised of any members and we do not intend to populate such committees until we look to have our securities listed again in connection with consummating an initial business combination.

Board Leadership Structure and Role in Risk Oversight

Following ten days after mailing of this Information Statement to all holders of record of our Ordinary Shares, we will have one officer and one director. At present, we have determined that this leadership structure is appropriate for the Company.

The Board recognizes that the leadership structure is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This allows the Board the flexibility to establish the most appropriate structure for the Company at any given time.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon written request to our principal executive offices. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Hedging Transactions

The Company has adopted an insider trading policy that covers the ability of employees (including officers) or directors, or any of their designees, to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of registrant equity securities either (i) granted to the employee or director by the registrant as part of the compensation of the employee or director; or (ii) held, directly or indirectly, by the employee or director.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who beneficially own 10% or more of a class of securities registered under Section 12 of the Exchange Act to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Directors, executive officers and greater than 10% stockholders are required by the rules and regulations of the SEC to furnish the Company with copies of all reports filed by them in compliance with Section 16(a).

To the Company’s knowledge, based solely on a review of reports furnished to it and review of the Section 16 reports (Forms 3, 4 and 5 and any amendments to those forms) filed during (or with respect to) the fiscal year ended December 31, 2023, all of the Company’s officers, directors and ten percent holders have timely made the required filings.

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Securityholder Communications

The Board has not adopted a formal process by which securityholders send communications to the Board. The Board expects to maintain an open line of communication with securityholders should they desire to communicate with the Company. As a result, the Board believes that communications in the future will be sent to the Company without the need to adopt any formal process.

Adverse Relationships and Involvement in Certain Legal Proceedings

There are no material proceedings to which any director or executive officer or any associate of any such director or officer is a party adverse to the Company or has a material interest adverse to our company.

During the past ten years no current director, executive officer, promoter or control person of the Company has to its knowledge been involved in any legal proceedings that would require disclosure pursuant to Item 401(f) of Regulation S-K as promulgated under the Securities Act of 1933 as amended.

Indemnification Agreement

The Company will enter into one with Xixuan Hei when she becomes an officer and director. The agreement will require the Company to indemnify against any damages, liabilities, losses, taxes, fines, penalties, costs and expenses that may be sustained by such individual in connection with any action she takes while a director, officer or as an agent on behalf of the Company.

Director and Officer Compensation

None of our executive officers or directors has received any cash compensation for services rendered to us. In connection with the appointment of Xixuan Hei as Chief Executive Officer and Chief Financial Officer of the Company, the Purchaser anticipates transferring to her 75,000 Class A Ordinary Shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date, our authorized capitalization consisted of (i) 300,000,000 Class A Ordinary Shares, of which 9,998,653 shares were issued and outstanding, (ii) 30,000,000 Class B Ordinary Shares, of which 175,000 shares were issued and outstanding and (iii) 1,000,000 preferred shares, par value $0.0001 per share, of which no shares were issued and outstanding.

Holders of our Ordinary Shares are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our Ordinary Shares have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board in its discretion from funds legally available for dividends. Holders of our Ordinary Shares have no preemptive rights to purchase our Ordinary Shares.

We have not issued any Preferred Shares, nor do we have any current plan to issue any Preferred Shares.

The following tables set forth certain information regarding beneficial ownership of our voting securities after the Transactions by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares, (ii) each of our directors and executive officers, and (iii) all executive officers and directors as a group. The table gives effect to Mr. Tien’s resignation as a director of the Company (which will take place 10 days following the mailing of this Information Statement).

The number of shares beneficially owned by each person is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

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Security Ownership After Consummation of the Transactions

	Class B Ordinary Shares		Class A Ordinary Shares
Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Approximate Percentage of Voting Control
CGA Sponsor, LLC (“IPO Sponsor”)(2)(3)	1	*	3,930,000	38.8%	38.2%
Ringwood Field, LLC (“New Sponsor”)(4)	174,999	99.9%	9,825,000	97.1%	97.1%
Alexandre Balkanski (2)	58,333	33.3%	-	-	*
John Mulkey (2)	58,333	33.3%	-	-	*
Jason Park (2)	58,333	33.3%	-	-	*
Executive officers and directors
Marvin Tien(2)(3)	1	*	3,930,000	38.8%	38.2%
All officers and directors as a group (1 individual)	1	*	3,930,000	38.8%	38.2%

* Less than one percent.

(1) Unless otherwise noted, the business address of each of our shareholders is 418 Broadway, #6183, Albany, New York 12207.

(2) The Class B Ordinary Shares represented will automatically convert into Class A Ordinary Shares at the time of our initial business combination or earlier at the option of the holders thereof pursuant to the terms of our amended and restated memorandum and articles of incorporation.

(3) The shares reported above are held in the name of the IPO Sponsor. IPO Sponsor is controlled by John Cadeddu and Marvin Tien.

(4) Interests shown consist of (i) 5,895,000 Class A Ordinary Shares, (ii) 3,930,000 Class A Ordinary Shares owned by the IPO Sponsor, over which the New Sponsor has voting and dispositive power pursuant to a power of attorney, and (iii) an aggregate of 174,999 Class B Ordinary Shares owned by Alexandre Balkanski (58,333 shares), John Mulkey (58,333 shares) and Jason Park (58,333 shares), over which the New Sponsor has voting and dispositive power pursuant to a power of attorney.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 28, 2020, the Sponsor paid $25,000, or approximately $0.003 per share, in consideration of 8,625,000 Class B ordinary shares, par value $0.0001. In November 2020, the Sponsor transferred 50,000 Class B ordinary shares to each of our independent directors. On December 16, 2020, we effected a share capitalization of 1,437,500 Class B ordinary shares, resulting in an aggregate of 10,062,500 Class B ordinary shares outstanding. Up to 1,312,500 of the Class B ordinary shares outstanding were subject to forfeiture by our sponsor to the extent that the underwriters’ over-allotment in connection with the IPO was not exercised in full or in part. As a result of the underwriters’ election to partially exercise their over-allotment option, the Sponsor forfeited 62,500 Class B ordinary shares for no consideration, resulting in an aggregate of 10,000,000 Class B ordinary shares outstanding as of December 31, 2022. On June 21, 2023, the Sponsor elected to convert 9,825,000 shares of the Class B ordinary shares held by it on a one-for-one basis into Class A ordinary shares of the Company, with immediate effect. Following such conversion, the Sponsor held 9,825,000 shares of Class A ordinary shares and 1 share of Class B ordinary shares and the Company had an aggregate of 10,244,938 shares of Class A ordinary shares issued and outstanding (419,938 of which are subject to possible redemption) and 175,000 shares of Class B ordinary shares issued and outstanding. In connection with the conversion, the Sponsor had agreed to certain transfer restrictions, a waiver of redemption rights, a waiver of any right to receive funds from the trust account and the obligation to vote in favor of an initial business combination. Prior to the initial investment in the Company of $25,000 by the Sponsor, the Company had no assets, tangible or intangible. The per share price of the founder shares was determined by dividing the amount contributed to the company by the number of founder shares issued. The founder shares will be worthless if we do not complete an initial business combination.

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The Sponsor purchased an aggregate of 7,600,000 private placement warrants for a purchase price of $1.50 per whole warrant, valued at $11,400,000 in the aggregate, in a private placement that occurred simultaneously with the closing of the IPO. Each private placement warrant entitled the holder to purchase one Class A ordinary share at $11.50 per share, subject to adjustment.

Commencing on the date that our securities were first listed on the Nasdaq, we began to reimburse an affiliate of our Sponsor for office space, secretarial and administrative services provided to us in the amount of $40,000 per month. On November 18, 2021, the Sponsor permanently waived its right to receive any of the Company’s outstanding, and all of the Company’s remaining, payment obligations under the administrative services agreement.

No compensation of any kind, including finder’s and consulting fees, will be paid to our sponsor, officers and directors, or their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made by us to our sponsor, officers, directors or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor, its affiliates or our management team as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account. As of December 31, 2023 and December 31, 2022, no working capital loans were outstanding.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We entered into a registration and shareholder rights agreement pursuant to which the Sponsor and holders of Class B Ordinary Shares are entitled to certain registration rights with respect to their ordinary shares.

Pursuant to the Purchase Agreement, the Sponsor agreed to cancel an aggregate of 7,600,000 private placement warrants purchased by the Sponsor at the time of the IPO.

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Policy for Approval of Related Party Transactions

Currently, since our audit committee has no members, our full board reviews and approves all related party transactions, which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the board is provided with the details of each new, existing, or proposed related party transaction, including the terms of the transaction, any contractual restrictions that the company has already committed to, the business purpose of the transaction, and the benefits of the transaction to the company and to the relevant related party. Any member of the board who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the board, participate in some or all of the board’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the board may determine to permit or to prohibit the related party transaction.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

CORNER GROWTH ACQUISITION CORP.

Dated: December 2, 2024

By:	/s/ Hao Tian
Chief Executive Officer, Chief Financial Officer and Director

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